UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          ☒            Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 11, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Extraordinary General Meetings Postponed Until March 18, 2009

Valley Cottage, New York, March 11, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) announced today that its Extraordinary General Meetings (“EGMs”) were postponed for one week in accordance with its articles of association due to the absence of a quorum. The postponed EGMs will take place at the Company, Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100 at 3:00 p.m. and 5:30 p.m. Israel time on March 18, 2009.

Any proxy votes received at any time up to 48 hours prior to the postponed EGM will be included in the total votes counted for the EGMs. Those shareholders who have a valid “proof of ownership” in Israel or a letter of representation from Computershare, the Company’s UK registrars, or a letter of representation from the Bank of NY for an ADR owner, and attend the meeting in person will also be permitted to vote.

Contact:
Ron Bentsur, Co-Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 11, 2009	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer